ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

02055072

02 SEP 30 AM 9:09

SUPPL

11 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 5 September 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/30

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 05/09/2002 06:47:33 PM
Reference No MM-020905-B4D6C

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Tan Kong Han**
* Designation	:	**Senior General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Corporation Berhad ("LCB")
Lion Land Berhad ("LLB")
Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")

Proposed Corporate and Debt Restructuring Exercises

* **Contents :-**

Quote

On 12 July 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the Lion Group ("Proposed GWRS") that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

Amongst the conditions imposed by the SC, the SC had required issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC"), such as the transfer of land use rights and property ownership rights by the other joint-venture parties to the joint-venture companies ("Items of Concern"), must be resolved prior to the implementation of the Proposed GWRS.

The Directors of LLB, ACB and AMB and their respective senior management have undertaken all necessary steps to address the Items of Concern affecting their joint-venture operations in the PRC. Nevertheless, the Directors of LLB, ACB and AMB are of the view that certain of these Items of Concern cannot be fully resolved prior to completion of the Proposed GWRS.

In view of the foregoing, undertakings have been procured from the relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) in favour of the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") where the Relevant Party shall resolve or cause to be resolved any Items of Concern that remain outstanding as at completion of the Proposed GWRS ("Outstanding Items") within 24 months from the date of completion, failing which, the Relevant Party shall be obliged to take or cause to be taken all such necessary action, including the settlement of any and all such cost, expenses or payments required in respect of the operations in the PRC to resolve the Outstanding Items.

In the event the Relevant Party is still unable to resolve or cause to be resolved the Outstanding Items and thereby resulting in the Affected Party suffering any loss, the Relevant Party shall indemnify the Affected Party for the loss suffered.

Further, any losses or expenses incurred by the Affected Party during the 24 months period pending efforts by the Relevant Party to resolve the Outstanding Items shall be fully indemnified by the Relevant Party to the Affected Party.

The affected corporate transactions are set out in Table I.

Shareholders of the Lion Group and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002 and 5 August 2002 for further details of the Proposed GWRS.

This announcement is dated 5 September 2002.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

	Vendor(s)	Purchaser(s)	Sale Shares	Consideration Shares	Undertaking Given by in favour of	Items of Concern
1.	LLB	Akurjaya Sdn Bhd	Lion Plaza Sdn Bhd	ACB Shares	Akurjaya Sdn Bhd to LLB	Operations in the PRC affecting the ACB Group
2.	Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, Trillionvest Sdn Bhd and Tan Sri William H.J. Cheng (" TSWC Vendor Group I")	LCB	ACB	LCB Shares	TSWC Vendor Group I to LCB	Operations in the PRC affecting the ACB Group
3.	ACB, Umatrac Enterprises Sdn Bhd, Konming Investment Limited ("ACB Vendor Group I")	LCB	LLB	LCB Shares	ACB Vendor Group I to LCB	Operations in the PRC affecting the LLB Group
4.	Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Hldings Sdn Bhd, Finlink Holdings Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd, Lion Holdings Pte Ltd ("TSWC Vendor Group II")	LCB	ACB	LCB Shares	TSWC Vendor Group II to LCB	Operations in the PRC affecting the ACB Group

5.	Ayer Keroh Resorts Sdn Bhd, Ambang Jaya Sdn Bhd, ACB, Parkson Corporation Sdn Bhd and Umatrac Enterprises Sdn Bhd ("ACB Group Vendor II")	LLB/Amsteel Mills Sdn Bhd ("AMSB")	Chocolate Products (Malaysia) Berhad	-	ACB Vendor Group II to LLB/AMSB	Operations in the PRC affecting the CPB Group
6.	Limpahjaya Sdn Bhd, LCB, ACB, Umatrac Enterprises Sdn Bhd and Posim Berhad ("ACB and LCB Vendor Group")	AMB	Silverstone Berhad	AMB Shares	AMB to ACB and LCB Vendor Group	Operations in the PRC affecting the AMB Group